# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001104659-24-007802
Filed by CIK 0002001144
Persons authorized to receive notices and communications: Mulyadi Tjandra, 1 Kim Seng Promenade #10-01, East Tower, Great World City, Singapore, Singapore (U0), 237994, 65 6737 3023

## Reporting persons
- Meridian Investments Corporation (CIK 0002009685): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,396,631; sole dispositive power 0; shared dispositive power 3,396,631; aggregate amount beneficially owned 3,396,631 (20.5% of the class)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP (CIK 0002001144): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,026,560; sole dispositive power 0; shared dispositive power 7,026,560; aggregate amount beneficially owned 7,026,560 (42.4% of the class)
- Ascend Capital Advisors (S) Pte. Ltd. (CIK 0002009683): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 7,026,560; sole dispositive power 0; shared dispositive power 7,026,560; aggregate amount beneficially owned 7,026,560 (42.4% of the class)
- Ascend Financial Holdings Limited (CIK 0002009892): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 7,026,560; sole dispositive power 0; shared dispositive power 7,026,560; aggregate amount beneficially owned 7,026,560 (42.4% of the class)
- Halim Susanto (CIK 0002001327): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 7,026,560; sole dispositive power 0; shared dispositive power 7,026,560; aggregate amount beneficially owned 7,026,560 (42.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented on the cover pages represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon (i) 3,001,298 shares of Common Stock outstanding as of March 4, 2025 and (ii) an aggregate of 13,586,524 shares of Common Stock issued to BEP Special Situations IV LLC, Ascend Global and Meridian upon exchange of the Convertible Notes.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Ascend Global is the record holder of 3,629,929 shares of Common Stock and Meridian is the record holder of 3,396,631 shares of Common Stock. Ascend Global is the sole shareholder of Meridian, and may be deemed to share beneficial ownership of the securities held of record by Meridian. Ascend Financial Holdings Limited is the sole shareholder of Ascend Capital Advisors (S) Pte. Ltd., which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.
Transactions in the class effected during the past sixty days: On March 5, 2025, Ascend Global and Mardian's Convertible Notes were exchanged for shares of Common Stock pursuant to an Exchange Agreement dated January 14, 2025 among the Issuer, BEP Special Situations IV LLC, Ascend Global and Meridian. As a result, Ascend Global and Meridian each received 3,396,631 shares of Common Stock. Other than as described in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Meridian Investments Corporation: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/07/2025)
- Ascend Global Investment Fund SPC for and on behalf of Strategic SP: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/07/2025)
- Ascend Capital Advisors (S) Pte. Ltd.: /s/ Mulyadi Tjandra, Mulyadi Tjandra, Director (03/07/2025)
- Ascend Financial Holdings Limited: KEY TIME VENTURES LIMITED, Director; /s/ Lau Kar Yee, Lau Kar Yee, Authorized Signatory of Key Time Ventures Limited (03/07/2025)
- Halim Susanto: /s/ Halim Susanto, Halim Susanto (03/07/2025)